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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 1)*




                                 Metrocall, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   591 647 102
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                                 (CUSIP Number)

           Gregg S. Lerner, Esq., Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 3 sequentially numbered pages




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                                  SCHEDULE 13D

CUSIP NO.   591 647 102                                        PAGE 2 OF 7 PAGES
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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        O.R. ESTMAN, INC.  22-2480722


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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

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  3     SEC USE ONLY


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  4     SOURCE OF FUNDS*

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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        NEW JERSEY

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            NUMBER OF                7     SOLE VOTING POWER   1,286,942
             SHARES
          BENEFICIALLY           ----------------------------------------------
           OWNED BY                  8     SHARED VOTING POWER
             EACH                ----------------------------------------------
           REPORTING                 9     SOLE DISPOSITIVE POWER  1,286,942
             PERSON              ----------------------------------------------
              WITH                  10     SHARED DISPOSITIVE POWER

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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          1,286,942
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            4.9%

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  14    TYPE OF REPORTING PERSON*
                                                                CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                Page 2 of 3 pages



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        The undersigned hereby amends its statement on Schedule 13D, dated
November 12, 1996, by amending Item 5 thereof to add the following:

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        See the information contained in items (7) - (10), (11) and (13) of the cover page of this Statement on Schedule 13D for a description of the aggregate number of and percentage of outstanding Shares beneficially owned by Estman with respect to which Estman has sole voting and disposition power.

        Pursuant to the Asset Purchase Agreement, on November 8, 1996, Estman received an additional 311,764 Shares from the Issuer. Such Shares were issued to Estman based upon the market price of the Shares for the five day trading period ending November 6, 1996. Up to an additional 232,997 Shares are issuable to Estman based upon certain price adjustments and the market price of the Shares for the five trading day period prior to the second day prior to the date of release from escrow of the Shares held in escrow. The exact amount to be issued is currently being determined by the Issuer and Estman.

        The following sales of the Shares were effected by Estman during the period from November 20, 1996, through the date hereof.

DATE           NO. OF SHARES                PRICE PER SHARE

9/20/96         42,500                         $ 5.0000
               107,500                         $ 5.0625
9/21/96        185,000                         $ 5.2500
                25,000                         $ 5.3125
9/22/96         90,000                         $ 5.2500
                30,000                         $ 5.3750
9/25/96         70,000                         $ 5.3750
                50,000                         $ 5.4375
9/26/96         25,000                         $ 5.4375
                50,000                         $ 5.3750


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: November 27, 1996

                                     O.R. Estman, Inc.

                                     By: KEVAN D. BLOOMGREN
                                         ___________________________________
                                     Name:  Kevan D. Bloomgren
                                     Title: Chief Financial Officer


                                Page 3 of 3 pages

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